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                              GUARANTEE AGREEMENT

General American Life Insurance Company ("General American") by resolution of its Board of Directors, has guaranteed that Paragon Life Insurance Company ("Paragon") will have sufficient funds to meet all of its contractual obligations. In order to give full effect to this guarantee the parties hereto agree as follows:

   1) The General American guarantee is a guarantee of payment. In the event a Paragon policyholder presents a legitimate claim for payment under a Paragon insurance policy General American promises to pay such a claim directly to the policyholder if Paragon is unable to make such payment.

   2) General American guarantees payment of Paragon's contractual obligations even if the reason Paragon is not liable to pay them is insolvency, bankruptcy, assignment for the benefit of creditors, appointment of receiver, or any court order or legal process affecting Paragon's ability to honor its obligations to policyholders.

   3) The General American guarantee is explicitly for the benefit of Paragon policyholders and shall be directly enforceable by them without a requirement, if Paragon is unable to pay claims on its policies, that the party seeking to enforce the guarantee first file a claim with Paragon or in an insolvency proceeding. If any payment of Paragon under an insurance policy must be returned by a policyholder as a preference in bankruptcy or for any other reason, General American's guarantee will take effect with respect to that policyholder. Paragon shall be entitled to bring this guarantee to the attention of all of its customers and potential customers.

   4) General American shall be entitled to adequate notice of any claim before the obligation to make good on the guarantee shall take effect, but any delay in presenting notice of a claim shall not affect General American's obligations hereunder. General American does not waive, by giving this guarantee, its right to investigate claims made against Paragon in the same manner and to the same extent that it investigates claims made in the ordinary course of its own business. General American reserves the right to assert conventional defenses to the payment of any insurance claim.

   5) The General American guarantee shall not be affected by amendments or additions made by Paragon to its insurance policies, or by waivers or extensions granted by Paragon except that General American's guarantee shall not give Paragon's policyholders rights to a greater recovery than they would obtain under the terms of the policy of insurance they have with Paragon. General American waives its right to assert defenses against payment of a claim arising from illegality, unenforceability, and failure to give notices or take other formal steps which might at law otherwise be required of one seeding to enforce the guarantee.

   6) Any change in this Agreement shall have prospective effect only so that contracts issued prior to the effective date of any change shall not be affected by any

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   subsequent modification of the guarantee unless the modification is an enhancement of the guarantee or the policyholder consents in writing to the new terms of the guarantee.

   7) General American's guarantee of Paragon's contractual obligations is given in consideration of General American's desire to see Paragon, its wholly-owned subsidiary, grown and prosper, without constraints caused by customer concerns about Paragon's financial strength. Paragon's obligations as the recipient of the guarantee are to operate as a successful insurance company in its chosen areas of endeavor and to keep General American informed of its financial situation and of any instance in which General American might be called upon to honor its guarantee.

   8) Upon payment of any claim General American shall be subrogated to the rights of Paragon for that amount, and Paragon agrees to cooperate with General American to effect such subrogation rights against third parties. General American and Paragon agree to hold any sums they collect from third parties in trust for Paragon policyholders and to pay claims from such sums as they become due. Paragon further agrees to repay General American any amounts due under this Agreement to policyholders and not reimbursed by other parties.

   9) This Agreement shall be governed by the law of Missouri. If any part of this Agreement shall be held invalid, illegal, or unenforceable the remaining parts of the Agreement shall not be affected and shall continue in effect. This Agreement shall be binding upon any successor or assign of General American or Paragon, provided however that General American's obligations hereunder shall cease and determine only if this Agreement is assigned to an entity having a rating from Standard & Poor's, attesting to financial strength, credit-worthiness, or claims-paying ability equal to or better than General American's rating.

In witness whereof the parties have signed this Guarantee Agreement this 13th day of June 1991.

GENERAL AMERICAN LIFE INSURANCE         PARAGON LIFE INSURANCE COMPANY
COMPANY

By: /s/ H. Edwin Trusheim               By: /s/ Carl H. Anderson
    ----------------------------------      ---------------------------------
    H. Edwin Trusheim,                      Carl H. Anderson,
    Chairman Of the Board, Chief            President
    Executive Officer